Exhibit 21.1

Entity name	Principal activity	State/Province
3788602 Manitoba Ltd.	Pharmacy	MB
Alberta Specialty Rx Inc.	Pharmacy	AB
Edmonton SRX Inc.	Pharmacy	AB
RX Solutions Inc.	Pharmacy	MB
SRX Health Initiatives Inc.	Patient support programs	ON
SRX Island Holdings Inc. (2)	Pharmacy	BC
SRX NS Inc.	Pharmacy	NS
SRX Pharma Inc.	Pharmacy	SK
TDDA SR SMO Inc.	Clinical Trials	ON
Toronto Digestive Disease Associates Inc.	Clinical Trials	ON
SRX Health Ontario Inc. (2)	Ontario Charter Holder (Pharmacy)	ON
SRX Health Solutions (Canada) Inc.	Corporate	ON
S. Parsons Pharmacy Ltd (1)	Pharmacy	BC
SRX 101 Inc. (1)	Pharmacy	AB
Vaughan Endoscopy Clinic Inc. (5)	Medical services	ON
Better Choice Company, Inc.	Pet health & wellness / corporate	DE
Halo, Purely for Pets, Inc.	Pet food / pet wellness	DE
1000994085 Ontario, Inc. (“Call Co”)	Holding / acquisition vehicle	ON
Bona Vida, Inc.	Pet products / wellness	DE
1000994476 Ontario, Inc. (“Amal Co”)	Holding / acquisition vehicle	ON
Aimia Pet Healthco, Inc.	R&D / pet health	ON